UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Share Consolidation

Diginex Limited (“Diginex” or the “Company”), a technology group providing ESG, sustainability, and compliance solutions to institutional and corporate clients globally, today announced that the Company’s board of directors (the “Board”) and its shareholders approved, in accordance with Cayman Islands law, an increase in the authorized share capital of the Company from US$50,000 to US$200,000 divided into 3,960,000,000 Ordinary Shares of a par value US$0.00005 each (the “Existing Ordinary Shares”) and 40,000,000 preferred shares of US$0.00005 par value each (the “Existing Preferred Shares”), by the addition of 3,000,000,000 ordinary shares of a par value US$0.00005 each (the “Share Capital Increase”) and a share consolidation of its ordinary shares at a ratio of 8-for-1 (the “Share Consolidation” and collectively with the Share Capital Increase the “Authorized Share Capital Changes”). The Authorized Share Capital Changes will be effective at 9:30 A.M. EDT on April 28, 2026, and the Company’s ordinary shares will continue to trade on a post-split basis on the Nasdaq Capital Market under the Company’s existing trading symbol “DGNX.” The new CUSIP number for Diginex’s ordinary shares following the Share Consolidation will be G28687112.

When the Authorized Share Capital Changes become effective, (a) every eight (8) issued and unissued Existing Ordinary Shares shall be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the “Consolidated Ordinary Share”) where the Consolidated Ordinary Shares shall rank pari passu in all respects with each other and have the same rights and be subject to the same restrictions (save as to par value) as the Existing Ordinary Shares, (b) every eight (8) issued and unissued Existing Preferred Shares be consolidated into one (1) preferred share of a par value of US$0.0004 each (the “Consolidated Preferred Shares”) where the Consolidated Preferred Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Preferred Shares, (c) all fractional entitlements to the issued Consolidated Ordinary Shares and Consolidated Preferred Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company, and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number, and (d) the authorized share capital of the Company shall be US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preferred shares of a par value of US$0.0004 each.

Before the effectiveness of the Authorized Share Capital Changes, the Company has 232,807,527 ordinary shares outstanding. After the effectiveness of the Authorized Share Capital Changes, the Company will have approximately 29,100,941 ordinary shares outstanding. Each shareholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Share Consolidation.

In connection with the Share Consolidation, the terms of the Company’s warrants will be adjusted in line with the Share Consolidation so that the number of ordinary shares underlying the warrants will be proportionately reduced, and the exercise price of the warrants will be proportionately increased. Notwithstanding the foregoing, the 4,170,520 warrants issued to Rhino Ventures Limited that are exercisable at a price of US$6.13 per warrant, until May 27, 2029, for the issuance of ordinary shares equal to 51% of the Company’s outstanding ordinary shares at the time the warrants are exercised will not be adjusted or modified in connection with the Share Consolidation.

The Authorized Share Capital Changes will not change the proportionate ownership interest of any shareholder and we do not expect it to materially effect the overall market capitalization of the Company. The Company believes that the Authorized Share Capital Changes will provide the Company sufficient headroom in its authorized share capital structure to provide the Company flexibility and to support general corporate purposes and M&A. The Authorized Share Capital Changes should also enable the Company to comply with Nasdaq’s continued listing requirements, including the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

The combination of, and reduction in, the ordinary shares as a result of the Share Consolidation will occur automatically at the effective time of the Share Consolidation without any additional action on the part of the Company’s shareholders. The Company’s transfer agent, Continental Stock Transfer and Trust, is acting as the exchange agent for the Share Consolidation and will send shareholders of record holding their shares electronically in book-entry form a transaction notice indicating the number of shares of common stock held after the Share Consolidation. Shareholders who hold their shares through a broker, bank, or other nominee will have their positions adjusted to reflect the Share Consolidation, subject to their broker, bank, or other nominee’s particular processes, and are not expected to be required to take any action in connection with the Share Consolidation. Shareholders holding paper certificates may (but are not required to) send their certificates to the Company’s transfer agent which will issue a new stock certificate reflecting the Share Consolidation to each requesting shareholder.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These include, but are not limited to, statements regarding the timing and outcome of the EGM, the implementation and expected effects of the proposed share consolidation, the Company’s ability to maintain compliance with Nasdaq’s listing requirements, and the Company’s strategic plans. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: April 24, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)